Prudential Municipal Series Fund
New Jersey Series
For the Annual period ended 8/31/98
File number

                        SUB-ITEM 77J

            Reclassification of Capital Accounts

     The Fund accounts and reports for distributions to shareholders in accordance with the American
Institute of Certified Public Accountants, Statement of
Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income; Capital
Gain, and Return of Capital Distributions by Investment
Companies. The effect of applying this statement was to decrease accumulated realized gain by $20,656 and increase undistributed net investment income by $20,656. This current year effect of applying the Statement of Position due to the sale of securities purchased with market discount. Net investment income, net realized gains and net assets were not affected by this change.